

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 10, 2008

By facsimile to (203) 798-0147 and U.S. Mail

Mr. Kevin T. Dunphy
Chief Financial Officer
Aduromed Industries, Inc.
3 Trowbridge Drive
Bethel, CT 06801

Re: Aduromed Industries, Inc.
        Pre-effective Amendment 1 to Registration Statement on Form S-1
        Filed October 28, 2008
        File No. 333-153681

Dear Mr. Dunphy:

        We reviewed the filing and have the comments below.

General

1.   Please tell us the number of shares underlying convertible securities that remain unsold
        by each of the following in the Form S-1, File Number 333-132722: selling stockholders
        offering shares underlying warrants or options in this offering and affiliates of selling
        stockholders offering shares underlying warrants or options in this offering.

2.   We note that Aduromed has reduced the size of the offering in response to prior
        comments 1 and 2. However, we note that you are registering securities underlying
        convertible securities representing 35.6% of your outstanding public float plus the shares
        that can still be sold by the same selling stockholders under your prior registration
        statement. In addition, you are registering shares for resale by affiliates representing
        about 64% of your outstanding public float. We reissue, therefore, prior comments 1 and
        2.

Executive Compensation, page 26

3.   Refer to prior comment 10. We assume that the "Total($)" column for Mr. Kevin Dunphy in 2006 should read 154,810 and not 254,810. Please revise.

4.   Refer to prior comment 11. The tables on page 27 do not conform to the format specified by Item 402(p)(1) of Regulation S-K. Please revise to provide a single table in the format specified by Item 402(p)(1) of Regulation S-K. See Item 11(l) of Form S-1 and Release No. 333-8876, effective February 4, 2008.

Security Ownership, page 28

5.   The two tables indicate that Mr. Joseph Esposito is the beneficial owner of 72,900,000 shares of common stock. Revise footnote (4) to reflect accurately what the 72,900,000 shares include.

Selling Holders, page 31

6.   The column "Shares Beneficially Owned Prior to Offering" appears to include only the number of shares underlying warrants and options beneficially owned before the offering that are being offered for resale in the offering. For example, the column indicates that Messrs. Joseph Esposito and Scott Grisanti are the beneficial owners of 6,400,000 shares and 24,533,333 shares. The security ownership section indicates, however, that Messrs. Joseph Esposito and Scott Grisanti are the beneficial owners of 72,900,000 shares and 61,333,333 shares. Similarly, the column indicates that Heller Capital Investments is the beneficial owner of 30,330,882 shares, but footnote 52 to the table indicates that Heller Capital Investment is the beneficial owner of 90,992,647 shares. Similarly, the column indicates that Mr. Sean S. Macpherson is the beneficial owner of 2,606,666 shares, but footnote 45 to the table indicates that Mr. Sean S. Macpherson is the beneficial owner of 6,266,666 shares and the legal matters section indicates that Mr. Sean s. Macpherson is the beneficial owner of 8,100,000 shares. Similarly, the column indicates that Mr. Evan Todd Heller is the beneficial owner of 2,438,116 shares, but footnote 27 to the table indicates that Mr. Evan Todd Heller is the beneficial owner of 7,314,348 shares. Since the column "Shares Beneficially Owned Prior to Offering" should include all securities owned by the selling securityholders before the offering and not merely the number of shares underlying warrants and options beneficially owned before the offering that are being offered for resale in the offering, please revise.

7.   Refer to prior comment 13. Identify by footnote or otherwise whether a selling securityholder received the securities being registered for resale as a party to the master restructuring agreement or as a new investor. Provide cross reference to the disclosure

on pages 2-3, and expand that disclosure to include the gross proceeds and the net proceeds received by Aduromed after payment of placement fees.

8.   Refer to prior comment 15. As requested previously, revise the footnote disclosure to the table to include the term or duration of the warrants.

9.   For greater clarity, include a caption or heading before each tabular presentation added in response to prior comments 18-20.

10.   Refer to prior comment 19. We assume that the "Total Discount" column for the 3,333,333 warrants issued on July 25, 2008 should read $149,999.98 and not $249,999.98. Please revise also the subtotals row for warrants and the totals row.

11.   The response to prior comment 21 should show the number of shares outstanding before the warrant and option transactions to which this registration statement relates that are held by persons other than the selling securityholders, affiliates of Aduromed, and affiliates of the selling securityholders. As drafted, the tabular presentation is unclear. For example, make clear who the selling securityholders, affiliates of Aduromed, and affiliates of the selling securityholders are. Make clear what the phrase "All Others" encompasses. Also, please delete the columns "% Undiluted" and "% Fully Diluted."

Legal Matters, page 38

12.   Refer to prior comment 23. Include counsel's address as required by paragraph 23 of Schedule A of the Securities Act.

Undertakings, page II-3

13.   Refer to prior comment 24. As requested previously, include the Rule 430C undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

14.   Refer to prior comment 25. Since Aduromed is Form S-3 ineligible for a primary offering, the Rule 430B undertaking is inapplicable to this offering. As requested previously, please remove the Rule 430B undertaking under (b)(ii).

Exhibit Index

15.   Refer to prior comments 27 and 28. We note that you have removed from the exhibit index what was exhibit 10.14 and have listed as exhibit 10.14 what was exhibit 10.15. Exhibit numbers assigned initially to exhibits in the exhibit index should not change in any subsequent amendment to the registration statement. If you remove an exhibit from

the exhibit index, indicate by footnote or otherwise that the exhibit is intentionally omitted.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Sean S. Macpherson, Esq.
     Macpherson Counsel LLP
     168 Sunset Hill Road
     Redding, CT 06896